July 28, 2011
Mr. Mike Volley
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C 20549

Re:	Pinnacle Financial Partners, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 23, 2011
Mr. Volley:
We have set forth below our supplemental response to the comment of the Staff contained in your letter dated July 11, 2011. Capitalized terms used herein are consistent with our May 10, 2011, June 17, 2011 and July 22, 2011 response letters. For your convenience, we have repeated the comment in bold face type prior to our response. Additionally, per your request, we have distinguished between new and deleted text from our current disclosures for the applicable comment responses below.
Form 10-K for the Fiscal Year Ended December 31, 2010
Critical Accounting Estimates — Impairment of Intangible Assets, page 23
1.	We note your response to comment two in your June 17, 2011 letter. It is unclear from the disclosure in Note 10 of your September 30, 2010 Form 10-Q whether the amounts presented as the fair value of loans incorporated credit risk. To the extent they do not, in your next Form 10-Q, please revise your fair value measurements disclosed under ASC 825-10-50 (formerly SFAS 107) to properly incorporate an estimate of credit risk and to clarify the nature of this change.
In future filings, we will update the ASC 825-10-50 (SFAS 107) disclosure and table which will incorporate our estimate of credit risk inherent in our loan portfolio as it relates to the estimated fair value of our loan portfolio. Our proposed revisions to the relevant portion of the disclosure are as follows:
The following methods and assumptions were used by Pinnacle Financial in estimating its fair value disclosures for financial instruments that are not measured at fair value. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow models. Those models are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows and borrower creditworthiness. ~~In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, do not represent an exit-price/market-participant concept, and could not be realized in immediate settlement of the instrument. The use of different methodologies may have a material effect on the estimated fair value amounts.~~ The fair value estimates presented herein are based on pertinent information available to management as of June 30, 2011 and December 31, 2010.

Such amounts have not been revalued for purposes of these consolidated financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.
Loans - Beginning in the second quarter of 2011, Pinnacle incorporated a component of credit risk into our determination of the fair value of our loans. The addition of this credit risk assumption is intended to approximate the fair value that a market participant would realize in a hypothetical orderly transaction. Our loan portfolio is initially fair valued using a segmented approach. We divide our loan portfolio into the following categories: variable rate loans, impaired loans and all other loans. The results are then adjusted to account for credit risk.
For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values approximate carrying values. Fair values for impaired loans are estimated using discounted cash flow models or based on the fair value of the underlying collateral. For other loans, fair values are estimated using discounted cash flow models, using current market interest rates offered for loans with similar terms to borrowers of similar credit quality. ~~This method of estimating fair value does not incorporate an exit-price/market-participant concept of fair value prescribed by ASC 820-10 and generally produces a higher value than an exit-price/market-participant approach.~~ The values derived from the discounted cash flow approach for each of the above portfolios are then further discounted to incorporate credit risk to determine the exit price.
The carrying amounts and estimated fair values of Pinnacle Financial’s financial instruments at June 30, 2011 and December 31, 2010 were as follows (in thousands):

	June 30, 2011		December 31, 2010
		Estimated		Estimated Fair
	Carrying Amount	Fair Value(1)	Carrying Amount	Value(1)
Financial assets:
Cash and cash equivalents	$216,252	$216,252	$188,586	$188,586
Securities available-for-sale	922,780	922,780	1,014,317	1,014,317
Securities held-to-maturity	2,727	2,791	4,320	4,412
Mortgage loans held-for-sale	14,162	14,162	16,206	16,206
Loans, net (2)	3,130,134	2,815,688	3,129,865	2,874,894
Derivative assets	14,201	14,201	14,441	14,441
Bank owned life insurance	48,303	48,303	47,724	47,724
Other investments	3,236	3,236	2,693	2,693

	June 30, 2011		December 31, 2010
		Estimated		Estimated Fair
	Carrying Amount	Fair Value(1)	Carrying Amount	Value(1)
Financial liabilities:
Deposits and securities sold under agreements to repurchase	3,886,033	3,848,733	$3,979,352	$3,974,408
Federal Home Loan Bank advances and other borrowings	111,191	107,151	121,393	126,399
Subordinated debt	97,476	56,271	97,476	75,360
Derivative liabilities	14,203	14,203	14,639	14,639

	Notional	Estimated	Notional	Estimated
	Amount	Fair Value	Amount	Fair Value

Off-balance sheet instruments:
Commitments to extend credit	$873,981	$—	$848,023	$—
Standby letters of credit	84,389	360	75,172	275

(1)	Estimated fair values are consistent with an exit-price concept. The assumptions used to estimate the fair values are intended to approximate those that a market-participant would realize in a hypothetical orderly transaction.

(2)	The estimated fair value of loans included in the table above includes a credit risk adjustment of approximately $310 million at June 30, 2011 and at December 31, 2010, respectively. The December 31, 2010 fair value of loans has been adjusted to incorporate the credit risk adjustment.
If you should have any questions please do not hesitate to contact me at 615-744-3742 or harold.carpenter@pnfp.com or Dana Moore at 615-743-6105 or dana.moore@pnfp.com.

Very truly yours,
/s/ Harold R. Carpenter
Harold R. Carpenter
Chief Financial Officer

CC:	Bob Thompson, Bass Berry & Sims
M. Terry Turner, Chief Executive Officer, Pinnacle Financial Partners, Inc.
Dana Moore, Pinnacle Financial Partners, Inc.